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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                         (Amendment No. 3_________)*



                     GEOTEK COMMUNICATIONS, INC.
______________________________________________________________________
                             (Name of Issuer)

                               COMMON STOCK
______________________________________________________________________
                      (Title of Class of Securities)

                                373 654 1
                  ____________________________________
                              (CUSIP Number)

                        ARTHUR FLEISCHER, P.C.
               FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                ONE NEW YORK PLAZA, NEW YORK, NY 10004
                            (212) 859-8000
______________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               APRIL 8, 1997
                  ______________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CLARIDGE ISRAEL LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,088,182

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,088,182

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,088,182

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.8%

14  TYPE OF REPORTING PERSON*

    OO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CHARLES BRONFMAN FAMILY TRUST

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    QUEBEC

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0

14  TYPE OF REPORTING PERSON*

    OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







        This Amendment No. 3 amends the statement on Schedule 13D (the "Schedule 13D") relating to the securities of Geotek Communications, Inc. (the "Issuer"), filed on July 2, 1996 by the Charles Bronfman Family Trust, The Kolber Trust, Renaissance Fund LDC, Stockton Partners L.P., and Todd Investments Limited. The
        Schedule 13D is hereby amended and supplemented as set forth below. Capitalized terms used and not defined herein shall have their respective meanings as set forth in the Schedule 13D.

ITEM 1. Security and Issuer

        Unchanged.

ITEM 2. Identity and Background

        Unchanged except as set forth below.

        In connection with a reorganization of family ownership interests, on March 6, 1997, the Charles Bronfman Family Trust effected a capital allocation of all Common Stock beneficially owned by it (including Series N Preferred Stock and Warrants) to Ellen Bronfman Hauptman (the principal beneficiary of the Charles Bronfman Family Trust). On the same day, Ms. Bronfman Hauptman contributed as capital one-half of that Common Stock to each of the Charles R. Bronfman Trust and the Charles Bronfman Trust. On April 8, 1997, the Charles R. Bronfman Trust and the Charles Bronfman Trust made a capital contribution of such Common Stock to Claridge Israel LLC ("CILLC"), a Delaware limited liability company wholly-owned by those trusts. As a result, the Charles Bronfman Family Trust is no longer a Reporting Person, as that term is used throughout the Schedule 13D, and since April 8, 1997, CILLC is a Reporting Person, as that term is used throughout the Schedule 13D.

        Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by CILLC that a group exists or that CILLC is the beneficial owner of Common Stock beneficially owned by any other Reporting Person.

        (a)-(c), (f)   CILLC is a Delaware limited liability company that
        has the principal business of, and purpose of, investing in securities and other business interests. Its business and principal office address is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, N.Y. 10022.

        The information required by clauses (a)-(c) and (f) of Item 2 of
        Schedule 13D with respect to each member, executive officer and controlling person of CILLC is set forth in Appendix A hereto and is incorporated by reference herein.

        (d), (e) During the last five years, neither CILLC, nor to the best of its knowledge, any of its members, executive officers or controlling persons have been (i) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which would have been subject to a judgment, decree or final order enjoining further violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

        Unchanged.

ITEM 4. Purpose of Transaction

        Unchanged.

ITEM 5. Interest in Securities of the Issuer

        (a) Unchanged except that the Charles Bronfman Family Trust no longer beneficially owns any Common Stock and CILLC beneficially owns all the Common Stock previously beneficially owned by the Charles Bronfman Family Trust.

        (b)  Unchanged.

        (c)  See Item 2 above.

        (d)  Unchanged.

        (e) On March 6, 1997, the Charles Bronfman Family Trust ceased to be the beneficial owner of any Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Unchanged.

ITEM 7. Material to be Filed as Exhibits

        Unchanged.






                                  SIGNATURE



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_________________________       CHARLES BRONFMAN FAMILY TRUST
       Date



                                By:  ________________________________
                                     Name:  Michel Boucher
                                     Title:  Attorney-in-Fact






                                  SIGNATURE



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_________________________       CLARIDGE ISRAEL LLC
       Date



                                By:  ________________________________
                                     Name:  Michel Boucher
                                     Title:  Vice President






                                   APPENDIX A

   NAME, ADDRESS, ETC. OF CONTROLLING PERSONS, ETC. OF CLARIDGE ISRAEL LLC

     Name, Position, and                   Principal          Place of
       Business Address                    Business         Organization/
                                         or Occupation       Citizenship

I. MEMBERS, EXECUTIVE OFFICERS AND MANAGERS OF CLARIDGE ISRAEL LLC

   A. MEMBERS

      1. Charles Bronfman Trust c/o       Investing in        New York
         Goodman Phillips & Vineberg      securities
         430 Park Avenue, New York,       and other
         New York  10022                  business
                                          interests

      2. Charles R. Bronfman Trust c/o    Investing in        New York
         Goodman Phillips & Vineberg      securities
         430 Park Avenue, New York,       and other
         New York  10022                  business
                                          interests

   B. EXECUTIVE OFFICERS

      1. Charles Rosner Bronfman          Co-Chairman          Canada
         Chairman                         of the Board
         1170 Peel Street, 8th Floor      and Chairman
         Montreal                         of the
         Quebec, Canada H3B 4P2           Executive
                                          Committee of
                                          The Seagram
                                          Company Ltd.
                                          (beverages and
                                          entertainment/
                                          communications)

      2. Arnold M. Ludwick                President and        Canada
         President                        Chief Executive
         1170 Peel Street, 8th Floor      Officer of
         Montreal                         Claridge Inc.
         Quebec, Canada H3B 4P2           (investments)

      3. Andrew J. Parsons                Senior Vice          Canada
         Vice President                   President of
         1170 Peel Street, 8th Floor      Claridge Inc.
         Montreal
         Quebec, Canada H3B 4P2

      4. Richard P. Doyle                 Senior Vice          Canada
         Vice President                   President of
         1170 Peel Street, 8th Floor      Claridge Inc.
         Montreal
         Quebec, Canada H3B 4P2

      5. Michel Boucher                   Vice                 Canada
         Vice President                   President of
         1170 Peel Street, 8th Floor      Claridge Inc.
         Montreal
         Quebec, Canada H3B 4P2

      6. Geri F. Craig                    Assistant            Canada
         Secretary                        Secretary of
         1170 Peel Street, 8th Floor      Claridge Inc.
         Montreal
         Quebec, Canada H3B 4P2

      7. Robert Jamieson                  Controller of        Canada
         Controller                       Claridge Inc.
         1170 Peel Street, 8th Floor
         Montreal
         Quebec, Canada H3B 4P2

   C. MANAGERS

      1. Charles Rosner Bronfman          Co-Chairman          Canada
         Chairman                         of the Board
         1170 Peel Street, 8th Floor      and Chairman
         Montreal                         of the Executive
         Quebec, Canada H3B 4P2           Committee of
                                          The Seagram
                                          Company Ltd.
                                          (beverages and
                                          entertainment/
                                          communications)

      2. Gary J. Gartner                  Resident             Canada
         430 Park Avenue                  counsel of
         New York, New York  10022        Goodman Phillips
                                          & Vineberg
                                          (attorneys)

      3. Jeffrey D. Scheine               Resident             United
         430 Park Avenue                  counsel of           States
         New York, New York  10022        Goodman Phillips
                                          & Vineberg
                                          (attorneys)

II. TRUSTEES OF THE CHARLES BRONFMAN TRUST AND THE CHARLES R. BRONFMAN TRUST

      1. Stephen M. Levin                 Resident             United
         430 Park Avenue                  counsel of           States
         New York, New York  10022        Goodman Phillips
                                          & Vineberg
                                          (attorneys)

      2. Gary J. Gartner                  Resident             Canada
         430 Park Avenue                  counsel of
         New York, New York  10022        Goodman Phillips
                                          & Vineberg
                                          (attorneys)

      3. Jeffrey D. Scheine               Resident             United
         430 Park Avenue                  counsel of           States
         New York, New York  10022        Goodman Phillips
                                          & Vineberg
                                          (attorneys)